Exhibit 99.1

SHENGFENG DEVELOPMENT LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30,	December 31,
	2023	2022
Assets
Current Assets:
Cash and cash equivalents	$29,082	$21,285
Restricted cash	2,593	2,083
Notes receivable	4,505	4,885
Accounts receivable, net	75,774	89,110
Prepayments and other current assets, net	18,725	18,292
Due from related parties	41	42
Total Current Assets	130,720	135,697

Property and equipment, net	38,702	40,265
Intangible assets, net	12,237	6,711
Operating lease right-of-use assets, net	21,130	27,880
Long-term investments	1,888	2,040
Deposit for investment	13,839	14,358
Deferred tax assets	2,769	3,587
Deferred issuance costs	76	81
Other non-current assets	8,441	14,640
Total Assets	$229,802	$245,259

Liabilities and Shareholders’ Equity

Current Liabilities
Notes payable	$9,411	$2,046
Accounts payable	42,191	57,048
Short-term bank loans	34,861	47,655
Due to related parties	1,573	2,414
Salary and welfare payables	2,303	3,241
Accrued expenses and other current liabilities	7,592	6,551
Operating lease liabilities, current	7,382	9,634
Tax payables	3,202	2,207
Total Current Liabilities	108,515	130,796

Operating lease liabilities, non-current	13,401	17,507
Other non-current liabilities	1,775	1,870
Total Liabilities	123,691	150,173

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary share, $0.0001 par value, 400,000,000 shares authorized; 40,520,000 and 38,120,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively*	4	4
Class B Ordinary share, $0.0001 par value, 100,000,000 shares authorized; 41,880,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022*	4	4
Additional paid-in capital	83,762	75,575
Statutory reserves	3,974	3,974
Retained earnings	23,719	17,275
Accumulated other comprehensive loss	(9,500)	(5,609)
Total Shengfeng Development Limited’s Shareholders’ Equity	101,963	91,223

Non-controlling Interests	4,148	3,863
Total Shareholders’ Equity	106,111	95,086
Total Liabilities and Shareholders’ Equity	$229,802	$245,259

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization described herein.

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Six Months Ended June 30,
	2023	2022

Revenues
Transportation	$173,989	$154,614
Warehouse storage management service	9,315	10,591
Others	1,667	1,333
Total revenues	184,971	166,538
Cost of revenues	(162,195)	(148,296)
Gross profit	22,776	18,242

Operating expenses
Selling and marketing	(3,336)	(3,672)
General and administrative	(10,976)	(10,755)
Total operating expenses	(14,312)	(14,427)

Income from operations	8,464	3,815

Other income (expense)
Interest income	61	40
Interest expense	(982)	(1,151)
Other income, net	329	122

Income before income taxes	7,872	2,826

Provision for income taxes	(1,409)	(371)

Net income	6,463	2,455

Less: Income (loss) attributable to non-controlling interests	19	(1)
Net income attributable to Shengfeng Development Limited’s shareholders	$6,444	$2,456

Comprehensive income (loss)
Net income	6,463	2,455
Foreign currency translation adjustment	(4,049)	(4,880)
Total comprehensive income (loss)	2,414	(2,425)
Less: total comprehensive income (loss) attributable to non-controlling interests	(139)	1
Total comprehensive income (loss) attributable to Shengfeng Development Limited	$2,553	$(2,426)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Class A and Class B Ordinary Shares - Basic and diluted*	81,166,851	80,000,000

Earnings per share
Class A and Class B Ordinary Shares - Basic and diluted*	$0.08	$0.03

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization described herein.

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares ($0.0001 par value)		Class B Ordinary Shares ($0.0001 par value)		Additional paid-in	Statutory	Retained	Accumulated other comprehensive income	Non- controlling	Total shareholders’
	Shares*	Amount	Shares	Amount	capital	reserves	earnings	(loss)	interests	equity
Balance as of December 31, 2022	38,120,000	$4	41,880,000	$4	$75,575	3,974	$17,275	$(5,609)	3,863	95,086
Net proceeds from initial public offering	2,400,000	-	-	-	8,187	-	-	-	-	8,187
Net income	-	-	-	-	-	-	6,444	-	19	6,463
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	424	424
Foreign currency translation	-	-	-	-	-	-	-	(3,891)	(158)	(4,049)
Balance as of June 30, 2023	40,520,000	4	41,880,000	4	83,762	3,974	23,719	(9,500)	4,148	106,111

Balance as of December 31, 2021	38,120,000	$4	41,880,000	$4	$75,575	$3,430	$10,032	$2,548	$4,305	$95,898
Net income	-	-	-	-	-	-	2,456	-	(1)	2,455
Foreign currency translation	-	-	-	-	-	-	-	(4,882)	2	(4,880)
Balance as of June 30, 2022	38,120,000	$4	41,880,000	$4	$75,575	$3,430	$12,488	$(2,334)	$4,306	$93,473

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization described herein.

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	Six Months Ended June 30,
	2023	2022

Cash flows from operating activities:
Net income	$6,463	$2,455
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	3,265	3,643
Amortization of right-of-use assets and interest of lease liabilities	5,209	5,240
Amortization of intangible assets	269	279
Provision for (recovery of) doubtful accounts	(29)	404
Share of income in equity method investee	(33)	(51)
Gain on disposal of property and equipment	(184)	-
Loss from disposal of subsidiaries	92	-
Deferred income taxes expenses	700	270
Changes in operating assets and liabilities:
Notes receivable	212	1,466
Accounts receivable	10,564	(1,152)
Prepayments and other current assets	(1,189)	(2,538)
Other non-current assets	(12)	-
Notes payable	(902)	2,499
Accounts payable	(13,343)	(9,565)
Due to related parties	(183)	(3)
Salary and welfare payable	(856)	(583)
Accrued expenses and other current liabilities	2,573	220
Operating lease liabilities	(4,829)	(5,242)
Tax payables	1,118	60
Other non-current liabilities	(29)	(12)
Net cash provided by (used in) operating activities	8,876	(2,610)

Cash flows from investing activities:
Purchase of intangible assets	(185)	(14)
Purchase of property and equipment	(5,232)	(5,535)
Proceed from disposal of property and equipment	786	280
Proceed from disposal of subsidiary	52	-
Dividend received from investment	115	-
Net cash used in investing activities	(4,464)	(5,269)

Cash flows from financing activities:
Proceeds from initial public offering	8,547	-
Proceeds from short-term bank loans	36,368	29,644
Repayments of short-term bank loans	(39,255)	(25,943)
Due to related parties	(600)	-
Capital contribution from non-controlling shareholders	424	-
Deferred issuance costs	(357)	-
Net cash provided by financing activities	5,127	3,701

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(1,232)	(805)

Net increase (decrease) in cash, cash equivalents and restricted cash	8,307	(4,983)

Cash, cash equivalents and restricted cash, beginning of period	23,368	18,918

Cash, cash equivalents and restricted cash, end of period	$31,675	$13,935

Supplemental cash flow information:
Cash paid for income tax	$303	$29
Cash paid for interest	$982	$1,079

Non-cash Transaction in Investing and Financing Activities
Liabilities settled for purchase of property and equipment	$(1,241)	$(7,398)
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,725	$3,396
Reclassification of deferred issuance costs	$81	$-

Reconciliation to amount on consolidated balance sheets:
Cash and cash equivalents	$29,082	$12,583
Restricted cash	2,593	1,352
Total cash, cash equivalents and restricted cash	$31,675	$13,935

The accompanying notes are an integral part of these consolidated financial statements.

SHENGFENG DEVELOPMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Shengfeng Development Limited (“Shengfeng” or the “Company”), is a holding company incorporated under the laws of the Cayman Islands on July 16, 2020, as an exempted company with limited liability. The Company has no substantive operations other than holding all of the outstanding share capital of Shengfeng Holding Limited (“Shengfeng HK”) established under the laws of Hong Kong on August 18, 2020.

Shengfeng HK is also a holding company holding all of the outstanding equity of Fujian Tianyu Shengfeng Logistics Co., Ltd. (“Tianyu” or “Shengfeng WFOE” or “WFOE”), which was established on December 16, 2020 under the laws of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (“VIE”), Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “VIE”), and its subsidiaries, operates as a transportation and warehouse storage management services provider in the PRC. Shengfeng VIE was incorporated on December 7, 2001 under the laws of the PRC. Paid-in capital of Shengfeng VIE was approximately $27.17 million (approximately RMB189.6 million) as of June 30, 2023.

On December 18, 2020, the Company completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of the Company prior to the reorganization. The Company, and Shengfeng HK were established as the holding companies of Shengfeng WFOE. Shengfeng WFOE is the primary beneficiary of Shengfeng VIE and its subsidiaries, and all of these entities included in the Company are under common control, which results in the consolidation of Shengfeng VIE and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities, including its WFOE and VIE:

Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
Tianyu Shengfeng Logistics Group Co., Ltd. (“Tianyu”, formerly known as “Fujian Tianyu Shengfeng Logistics Co., Ltd “)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE

VIE and VIE’s subsidiaries:
Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service
Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	100%	Transportation and warehouse storage management service
Beijing Tianyushengfeng E-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service

Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service
Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service
Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
Suzhou Shengfeng Supply Chain Management Co., Ltd. (a)	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service
Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
Ningde Shengfeng Logistics Co. Ltd.(b)	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
Fujian Fengche Logistics Co., Ltd. (c)	Fujian, the PRC	October 28, 2020	0%	Transportation service
Shengfeng Logistics (Zhejiang) Co., Ltd.	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
Chengdu Shengfeng Supply Chain Management Co., Ltd.	Chengdu, the PRC	October 12, 2021	100%	Supply chain management service
Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd. (d)	Fujian, the PRC	September 23, 2022	100%	Supply chain management service

Significant subsidiaries of Tianyu:
Yichun Shengfeng Logistics Co., Ltd. (e)	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
Fujian Shengfeng Smart Technology Co., Ltd. (f)	Fujian, the PRC	April 20, 2023	100%	Property management service
Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. (g)	Shenzhen, the PRC	May 19, 2023	100%	Supply chain management service
Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd(h)	Fujian, the PRC	September 27, 2023	100%	Supply chain management service

(a)	On July 8, 2021, Suzhou Shengfeng Supply Chain Management Co, Ltd. became a wholly owned subsidiary of Shengfeng Logistics.

(b)	On January 5, 2022, Shengfeng Logistics entered into a share transfer agreement with Fuzhou Puhui Technology Co., Ltd. (“Fuzhou Puhui”), an unrelated third party, to transfer its 49% equity interest in Ningde Shengfeng Logistics Co., Ltd. (“Ningde Shengfeng”) to Fuzhou Puhui. After the transaction, the Company owned a 51% equity interest in Ningde Shengfeng.

(c)	On June 5, 2023, 100% equity interest in Fujian Fengche Logistics Co., Ltd. was transferred to third parties.

(d)	On September 23, 2022, Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd. was set up in Fujian, China. This entity is fully owned by Shengfeng Logistics Group Co., Ltd. and will provide supply chain management service in the future.

(e)	On May 29, 2023, Yichun Shengfeng Logistics Co., Ltd. became a wholly owned subsidiary of Tianyu.

(f)	On April 20, 2023, Fujian Shengfeng Smart Technology Co., Ltd. was set up in Fujian, China. This entity is fully owned by Tianyu and will provide property management service in the future.

(g)	On May 19, 2023, Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. was set up in Shenzhen, China. This entity is fully owned by Tianyu and will provide supply chain management service in the future.

(h)	On September 27, 2023, Fujian Pingtan Tianyu Shengfeng Technology Co., Ltd was set up in Fujian, China. 51% of the equity interest is owned by Tianyu, and 49% of the equity interest is owned by Shengfeng Supply Chain Management Co., Ltd. This entity will provide supply chain management service in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023 and 2022 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto included in Shengfeng’s annual financial statements for the fiscal year ended December 31, 2022 filed with the SEC on May 1, 2023.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries over which the Company exercises control and, where applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

All significant transactions and balances between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Use of Estimate and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, allowance for prepayments and other assets, discount rate used in operating lease right-of-use assets and valuation allowance for deferred tax asset. Actual results could differ from these estimates.

Foreign currencies translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $9,500 and $5,609 as of June 30, 2023 and December 31, 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity, at June 30, 2023 and December 31, 2022 were translated at RMB7.2258 and RMB6.9646, respectively. The shareholders’ equity accounts were stated at their historical rates. The average translation rates applied to the statement of income accounts for the six months ended June 30, 2023 and 2022 were RMB6.9291 and RMB6.4835 to $1.00 respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains most of its bank accounts in the mainland of China. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of June 30, 2023 and December 31, 2022, the Company has approximately $29.1 million and $21.3 million, respectively, of cash in banks, most held in the banks located in the mainland of China. Most of cash balances as of June 30, 2023 and December 31, 2022 are denominated in RMB.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balances in designated bank accounts as security for payment processing and lawsuits. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the security period. Upon maturities of the security period, the bank’s deposits are available for general use by the Company.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, restricted cash, accounts receivable, prepayments and other current assets, due from related parties, accounts payable, due to a related party, short-term bank loans, salary and welfare payables, accrued expenses and other current liabilities, current operating lease liabilities and taxes payable, approximates their recorded values due to their short-term maturities. The carrying value of long-term lease liabilities approximated their fair value as of June 30, 2023 and December 31, 2022 as the interest rates applied reflect the current market yield for comparable financial instruments.

Accounts receivable, net

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customer before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical collection trends, aging of receivables and other information available. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific bad debt provisions when it is considered necessary, based on (i) the Company’s specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and will update it if necessary. The allowance for doubtful accounts was approximately $2.8 million and $3.1 million as of June 30, 2023 and December 31, 2022, respectively.

Intangible assets, net

Intangible assets consist primarily of land use rights and licensed software acquired, which are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives, which are generally 5 to 50 years or based on the contract terms. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

The estimated useful lives are as follows:

Useful life
Land use right	32 - 50 years
Licensed software	5 years

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the six months ended June 30, 2023 and 2022.

Deferred issuance costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel fees, consulting fees related to the registration preparation, SEC filings and print related costs, exchange listing costs, and road show related costs.

Notes payable

Notes payable represents trade accounts payable due to various suppliers where the Company’s banks have guaranteed the payment. The notes are non-interest bearing and normally paid within three to twelve months. The Company shall keep sufficient cash in designated bank accounts or notes receivable pledged to the bank as security for payment processing.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the unaudited condensed consolidated financial statements for the six months ended June 30, 2023 and 2022 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company generates revenues from providing transportation services and warehouse storage management services. No practical expedients were used when adoption of ASC 606 occurred. Revenue recognition policies for each type of revenue stream are as follow:

Transportation services

The Company derives its transportation service revenue by providing logistic services based on customers’ orders. The Transportation service is considered a performance obligation as the customer can only obtain benefits when the goods are delivered to the destination. The transaction price is predetermined according to the distance of the transportation as well as the volume of the goods. Generally, the credit term is within two months. There is no other obligation in our contracts, such as return, refund or warranties. Revenue is recognized at the point in time when delivery of goods is made and customer has accepted delivery.

Warehouse storage management services

The Company derives revenue from the warehouse storage management services provided to third-party companies, including handling services, security and other services. The promised services in each warehouse storage management services contract are accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The consideration is predetermined in the contract according to the unit price, space and term as well as the services used with no other obligations such as return, refund or warranties. No variable considerations exist such as discounts, rebates, refunds, credits, price concession, incentive performance bonuses or penalties. Pursuant to the service agreement, the Company provides the customers with warehouse storage management services during the service period. Service fees are paid by such customers on a monthly basis. The revenue is recognized on a straight-line basis over the period of the warehouse storage management service term, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Principal and Agent Considerations

In the Company’s transportation business, the Company utilizes independent contractors and third-party carriers in the performances of some transportation services as and when needed. U.S. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or it will arrange for services to be provided by another party (as an agent). Based on the Company’s evaluation using a control model, the Company determined that in all of its major business activities, it serves as a principal rather than an agent within its revenue arrangements. Revenue and the associated purchased transportation costs are both reported on a gross basis within the consolidated statements of income and comprehensive income.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets and unaudited condensed consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred, regardless of obtaining a contract, are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract acquisition costs and fulfillment costs as of June 30, 2023 and December 31, 2022.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related services. Contract liabilities are recognized as revenue when the Company performs under the contract. Revenue recognized that was included in contract liabilities at the beginning of the period was approximately $0.9 million and $0.8 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, contract liabilities amounted to approximately $1.2 million and $1.1 million, respectively.

Disaggregated information of revenues by services:

	Six Months Ended June 30,
	2023	2022

Revenues:
Transportation	$173,989	$154,614
Warehouse storage management service	9,315	10,591
Others	1,667	1,333
Total revenues	$184,971	166,538

As of June 30, 2023 and December 31, 2022, the Company had outstanding contracts for providing transportation and warehouse management services amounting to approximately $1.2 million and $1.0 million, all of which is expected to be completed within 12 months from June 30, 2023 and December 31, 2022, respectively.

The Company’s operations are primarily based in the PRC, where the Company derived a substantial portion of revenues. Disaggregated information of revenues by geographic locations are as follows:

	Six Months Ended June 30,
	2023	2022

Fujian	$115,246	$95,174
Beijing	14,189	15,701
Sichuan	9,986	7,683
Zhejiang	7,646	8,011
Shandong	7,410	6,295
Others	30,494	33,674
Total	$184,971	166,538

Leases

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at the adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contains a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets. Please refer to Note 12 for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Upon the adoption of the new lease standard on January 1, 2019, the Company recognized respectively, ROU assets and operating lease liabilities of approximately $28 million, in the consolidated balance sheets. There was no impact to retained earnings at adoption.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Statutory reserves

The Company’s PRC subsidiaries and the VIE are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIE. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A and Class B Ordinary Shares are identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote; and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the six months ended June 30, 2023 and 2022, the net earnings per share amounts are the same for Class A and Class B Ordinary Shares, because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

Risks and Concentration

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from short-term borrowings. Borrowings issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2023 and December 31, 2022, approximately $31.7 million and $23.4 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity's aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were $29.1 million and $22.2 million as of June 30, 2023 and December 31, 2022, respectively.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

The Company’s functional currency is the RMB, and its consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 3.75% in the six months ended June 30, 2023 from December 31, 2022 to June 30, 2023 and depreciated by 9.24% from December 31, 2021 to December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

c)	Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers from whom revenue individually represented greater than 10% of the total revenue of the Company in any of the periods presented.

For the six months ended June 30, 2023, Fujian Jinwang Yuntong Logistics Technology Co., Ltd. contributed approximately 28.8% of total cost of revenue of the Company. For the six months ended June 30, 2022, Anhui Luge Transportation Co., Ltd. and Fujian Jinwang Yuntong Logistics Technology Co., Ltd contributed approximately 13.9% and 12.8% of total cost of revenue of the Company, respectively.

As of June 30, 2023 and December 31, 2022, no customers accounted more than 10% of the account receivables.

As of June 30, 2023, no supplier contributed more than 10% of total account payable balances. As of December 31, 2022, Fujian Jinwang Yuntong Logistics Technology Co., Ltd., contributed approximately 13.4% of total account payable balances.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

The Company’s chief operating decision-maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “'Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023 and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of June 30, 2023	As of December 31, 2022

Accounts receivable	$78,557	$92,225
Less: Allowance for doubtful accounts	(2,783)	(3,115)
Total	$75,774	$89,110

Movement of allowance of doubtful accounts

	Six Months Ended June 30, 2023	Year Ended December 31, 2022

Beginning balance	$3,115	$2,398
(Recovery of) provision for doubtful accounts	(16)	1,130
Written-off	(213)	(178)
Exchange rate effect	(103)	(235)
Ending balance	$2,783	$3,115

4.	Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consisted of land use rights and licensed software. The following table summarizes the components of acquired intangible asset balances.

	As of June 30, 2023	As of December 31, 2022

Land use rights (a)	$13,806	$8,011
Licensed software	1,997	2,133
Subtotal	15,803	10,144
Less: accumulated amortization	(3,566)	(3,433)
Intangible assets, net	$12,237	$6,711

(a)	In January 2022, the Company signed an agreement with Ningde City government to purchase a land use right for approximately $5.9 million (RMB 42,690,000) and the prepayment was made to the local government accordingly. The Company obtained certificate of land-use right and the transaction was completed in June 2023. The prepaid balance was transferred from other non-current assets to intangible assets. The term of the land use right is 50 years from 2023 to 2073.

As of June 30, 2023 and December 31, 2022, land use rights with net book value amounted to approximately $2.5 million and $2.6 million, respectively, were pledged for obtaining various of loans (See Note 7 Short-term bank loans).

Amortization expenses for the six months ended June 30, 2023 and 2022, amounted to approximately $0.3 million and $0.3 million, respectively.

The future amortization for the intangible assets is expected to be as follows:

Twelve months ending June 30,	Estimated amortization expense

2023	$637
2024	531
2025	424
2026	403
2027	358
Thereafter	9,884
Total	$12,237

5.	Related party transactions

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2023 and December 31, 2022, and for the six months ended June 30, 2023 and 2022

Name of related parties	Relationship with the Company
Fujian Bafang	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongteng Liu, who is the brother of Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Yongteng Liu	CEO’s brother

i)	Significant transactions with related parties were as follows:

	Six Months Ended June 30,
	2023	2022

Transportation services to Fujian Bafang	$-	$18
Total	$-	18

	Six Months Ended June 30,
	2023	2022

Transportation services from Fujian Bafang	$472	$431
Lease services from Fuzhou Tianyu	$109	$152

ii)	Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, his spouse, Xiying Yang, and his brother, Yongteng Liu, were the guarantors of the Company’s short-term bank loans (See Note 7).

iii)	Significant balances with related parties were as follows:

	As of June 30, 2023	As of December 31, 2022

Due from related parties
Fuzhou Tianyu	$41	$42
Total	$41	$42

	As of June 30, 2023	As of December 31, 2022

Due to related parties
Fujian Bafang (a)	$1,416	$1,694
Fuzhou Tianyu	123	84
Fuzhou Tianyu Management	34	36
Yongteng Liu	-	600
Total	$1,573	$2,414

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.4 million (RMB 9.6 million). Such loan is due on demand.

6.	Notes payables

	As of June 30, 2023	As of December 31, 2022

Bank acceptance notes payable issued by Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch (a)	$1,107	$2,046
Commercial acceptance notes payable guaranteed by China Minsheng Bank Fuzhou Branch (b)	8,304	-
Total	$9,411	$2,046

(a)	On March 20, 2023, Shanghai Pudong Development Bank Co., Ltd. issued bank acceptance notes payable of approximately $1.1 million (RMB8.0 million) to the Company with due date on September 30, 2023. The Company was required to maintain restricted cash deposits of approximately $0.3 million (RMB2.4 million) in such bank, in order to ensure future credit availability. These notes were fully paid upon maturity and the restricted deposit was also released upon the note repayments.

(b)	In February 2023, the Company issued commercial acceptance notes payable of approximately $8.3 million (RMB60.0 million) and guaranteed by China Minsheng Bank Fuzhou Branch with a due date on February 6, 2024. The commercial acceptance notes were collateralized by the real estate property valued at approximately $8.0 million and the land use rights for the property located at Dapu village, Honglu street, Fuqing City, Fuzhou City, Fujian Province, PRC, valued at approximately $0.9 million, owned by the Company and were further guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and his brother, Yongteng Liu.

7.	Short-term bank loans

The following table presents short-term bank loans from commercial banks as of June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022

China Minsheng Bank Fuzhou Branch	$-	$10,769
Bank of China Fuzhou Jin’an Branch	11,071	11,487
China Merchant Bank Fuzhou Branch	8,996	10,769
Xiamen International Bank Co., Ltd. Fuzhou Branch	6,920	7,179
Haixia Bank of Fujian Fuzhou Jin’an Branch	1,384	1,436
Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch	1,384	1,436
Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch	1,384	1,436
Industrial Bank Fuzhou Huqian Sub Branch	830	861
Industrial Bank Fuzhou Branch	1,370	1,421
China Everbright Bank Co., Ltd Fuzhou Tongpan Branch	830	861
Guangxi Beibu Gulf Bank Nanning Branch	692	-
Total	$34,861	$47,655

As of June 30, 2023 and December 31, 2022, the total short-term bank borrowings balance of the Company was approximately $34.9 million and $47.7 million, respectively. The short-term bank loans outstanding carried a weighted average interest rate of approximately 4.08% and 4.64% per annum for the six months ended June 30, 2023 and 2022, respectively.

China Minsheng Bank Fuzhou Branch

On September 10, 2021 and September 22, 2021, respectively, the Company entered into short-term loan facility agreements with China Minsheng Bank Fuzhou Branch, pursuant to which a facility of up to approximately $5.8 million (RMB37.0 million) and a facility of up to approximately $5.96 million (RMB38.0 million) were made available to the Company, at a fixed interest rate of 4.35% per annum. These short-term loans were collateralized by the real estate property valued at approximately $8.4 million and the land use rights for the property located at Dapu village, Honglu street, Fuqing City, Fuzhou City, Fujian Province, PRC, valued at approximately $1.0 million, owned by the Company and were further guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and his brother, Yongteng Liu.

The $5.8 million (RMB37.0 million) loan matured on September 10, 2022 and the $5.96 million (RMB38.0 million) loan matured on September 22, 2022. The Company made early repayment for the loans of approximately $5.8 million (RMB37.0 million) on July 7, 2022, $2.82 million (RMB18.0 million) on July 14, 2022 and $3.14 million (RMB20.0 million) on July 18, 2022.

After the repayment, the Company obtained additional loans of approximately $5.3 million (RMB37.0 million) on July 7, 2022, $2.6 million (RMB18.0 million) on July 14, 2022 and $2.9 million (RMB20.0 million) on July 18, 2022 at a fixed interest rate of 4% per annum.

The aforementioned loans were repaid on maturity on February 7, February 14 and February 18, 2023. After repayment of the loans of $10.8 million (RMB75 million), the Company obtained the note payable amounted $8.3 million (RMB60.0 million) issued by the same bank on February 17, 2023 and to paid to its suppliers on February 20, 2023. (See Note 6).

Bank of China Fuzhou Jin’an Branch

On June 28, 2021, the Company entered into a short-term loan facility agreement with Bank of China Fuzhou Jin’an Branch pursuant to which a total facility of up to approximately $12.3 million (RMB80.0 million) was made available to the Company at a fixed interest rate of 4.35% per annum. Loans from this facility are collateralized by the real estate property and the land use rights, amounted to approximately $9.8 million in total, for the property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province owned by the Company and guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. Pursuant to the loan facility agreement, the Company shall meet two financial covenants that: (i) its current ratio shall be no less than 1; and (ii) the financing exposure balance shall be no more than approximately $61.3 million (RMB 400,000,000) or 25% of the annual revenue. If the Company fails to meet either of the financial covenants, the total loan facility available will be reduced to approximately $7.7 million (RMB50 million). On July 14, July 21 and August 10, 2021, the Company drew down approximately $2.6 million (RMB17.0 million), $3.1 million (RMB20.0 million) and $4.6 million (RMB30.0 million) loans from this facility, respectively. On March 21, 2022, the Company obtained approximately $1.9 million (RMB13.0 million) under this credit line.

The Company made early repayment for the loans of approximately $2.6 million (RMB17.0 million) on May 18, 2022, $3.0 million (RMB20.0 million) on June 15, 2022 and $4.6 million (RMB30.0 million) on June 7, 2022. After the repayment, the Company obtained additional loans of approximately $2.4 million (RMB 17.0 million) on May 26, 2022, $4.3 million (RMB30.0 million) on June 13, 2022, and $2.9 million (RMB20.0 million) on June 23, 2022, under the same loan facility agreement entered in June 2021.

The aforementioned loan’s maturity dates are March 20, 2023, May 25, 2023, June 12, 2023 and June 22, 2023, respectively. On October 21, 2022, the Company signed supplementary contracts with Bank of China Fuzhou Jin’an Branch to change the interest rate of the loan obtained in May and June 2022, from 4% per annum to 2.5% per annum and benefited from the special refinancing policy for the transportation and logistics industry created by the People’s Bank of China and the Ministry of Transport, and the new interest rate was effective from the date of the contracts. On March 21, 2023, April 24, 2023, May 4, 2023, May 9, 2023, June 9, 2023, June 13, 2023 and June 19, 2023, the Company repaid approximately $1.9 million (RMB13.0 million) and $0.1 million (RMB 1.0 million), $2.3 million (RMB 16.0 million), $0.1 million (RMB1.0 million), $2.8 million (RMB19.0 million), $1.6 million (RMB11.0 million) and $2.8 million (RMB19.0 million) to the bank, respectively..

On March 15, 2023, the Company entered into a short-term loan facility agreement with Bank of China Fuzhou Jin’an Branch pursuant to which a total facility of up to approximately $11.1 million (RMB80.0 million) was made available to the Company. The loan facility term is from March 15, 2023 to September 1, 2023. Loans from this facility are collateralized by the real estate property and the land use rights, amounted to approximately $8.1 million in total, for the property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province owned by the Company and guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. Pursuant to the loan facility agreement, the Company shall meet two financial covenants that: (i) its current ratio shall be no less than 0.85; and (ii) the financing exposure balance shall be no more than approximately $55.4 million (RMB 400,000,000) or 25% of the annual revenue. The unpaid loan balance under the prior loan agreements were transferred to this new loan facility agreement according to the terms stated in the new agreement. On April 7, 2023, May 5, 2023, June 9, 2023 and June 20, 2023, the Company drew down approximately $1.8 million (RMB13.0 million), $2.4 million (RMB17.0 million), $2.8 million (RMB20.0 million) and $4.2 million (RMB30.0 million) under this line at a fixed interest rate of 2.5% per annum.

As of June 30, 2023, loan balance under such short-term loan facility was approximately $11.1 million (RMB80.0 million), fully withdrawn by the Company.

China Merchant Bank Fuzhou Branch

On December 24, 2021, the Company entered into a short-term loan facility agreement with China Merchant Bank Fuzhou Branch to replace a prior agreement with aggregate principal amount of approximately $9.2 million (RMB60.0 million). Pursuant to such new agreement, a total facility of up to an aggregate principal amount of approximately $11.6 million (RMB75.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from December 24, 2021 to December 23, 2022. The short-term loans that may be drawn under this loan facility are collateralized by the real estate property valued at approximately $1.8 million, and the land use rights for the property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province, valued at approximately $0.9 million, owned by the Company, and are guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and one of the VIE’s subsidiaries. The unpaid loan balance under the prior loan agreement was transferred to this new loan facility agreement according to the terms stated in the new agreement. The unpaid balance of original loan was approximately $9.3 million (RMB60.0 million) at the time of entering new agreement, which consisted of approximately $4.6 million (RMB30.0 million) received on August 3, 2021, $3.1 (RMB20.0 million) received on August 26, 2021 and $1.6 million (RMB10.0 million) received on September 7, 2021.

On January 14 and 21, 2022, approximately $2.3 million (RMB15.0 million) and $2.3 million (RMB15.0 million) were repaid by the Company, which loans were originally obtained in August 3, 2021. On January 14 and 21, 2022, the Company drew down approximately $2.4 million (RMB17.0 million) and $2.2 million (RMB15.0 million) of loans under this loan facility with an interest rate of 4.50% per annum. On December 15, 2022 and December 16, 2022, the Company repaid approximately $2.4 million (RMB17.0 million) and $2.2 million (RMB15.0 million) to the bank, respectively. After the repayments were made, the Company drew down approximately $2.3 million (RMB16.0 million) and $3.0 million (RMB21.0 million) of loans under this loan facility with an interest rate of 4.30% per annum. On June 15, 2023, the Company repaid approximately $5.3 million (RMB37.0 million) to the bank.

On January 28, February 28 and March 17, 2022, approximately $2.3 million (RMB15.0 million), $0.8 million (RMB5.0 million) and $1.5 million (RMB10.0 million) were repaid by the Company, respectively, which were the loans originally obtained in August 26 and September 7, 2021. On February 22, March 8 and April 12, 2022, the Company drew down approximately $1.4 million (RMB10.0 million), $0.7 million (RMB5.0 million) and $1.4 million (RMB10.0 million) of loans, respectively, under this loan facility with an interest rate of 4.50% per annum. On December 19, 2022, the Company repaid approximately $1.4 million (RMB10.0 million), $0.7 million (RMB5.0 million) and $1.4 million (RMB10.0 million) to the bank.

After the repayments were made, the Company drew down approximately $3.6 million (RMB25.0 million) on December 19, 2022 under this loan facility with an interest rate of 4.30% per annum before January 11, 2023, after January 11, 2023, the interest rate was reduced to 4.05% per annum according to the agreement. On December 22, 2022, the Company drew down approximately $1.4 million (RMB10.0 million) of loans under this new loan facility. On June 19, 2023 and June 21, 2023, the Company repaid $3.6 million (RMB25.0 million) and $1.4 million (RMB10.0 million), respectively.

On January 14, 2022, Fujian Shengfeng Logistics Co., Ltd. drew down approximately $1.5 million (RMB10.0 million) of loan with an interest rate of 4.50% per annum. On December 21, 2022, the Company repaid approximately $1.5 million (RMB10.0 million) to the bank.

On January 14, 2022, Fuqing Shengfeng Logistics Co., Ltd. drew down approximately $0.5 million (RMB3.0 million) of loans under this loan facility with an interest rate of 4.50% per annum. On December 21, 2022, the Company repaid approximately $0.5 million (RMB3.0 million) to the bank. After the repayments were made. On December 21, 2022, Fuqing Shengfeng Logistics Co., Ltd. drew down approximately $0.4 million (RMB3.0 million) of loans under this loan facility with an interest rate of 4.30% per annum. On June 19, 2023, Fuqing Shengfeng Logistics Co., Ltd. repaid $0.4 million (RMB3.0 million).

On June 5, 2023, the Company entered into a new short-term loan facility agreement with China Merchant Bank Fuzhou Branch to replace the short-term loan facility agreement signed with China Merchant Bank Fuzhou Branch during fiscal year 2021. Pursuant to such new short-term loan facility agreement, a total facility of up to an aggregate principal amount of approximately $10.4 million (RMB75.0 million) was made available to the Company. The loan facility available for the Company to withdraw from June 5, 2023 to June 4, 2025. The short-term loans that may be drawn under this loan facility are collateralized by the real estate property valued at approximately $1.7 million (RMB12.3 million), and the land use rights for the property located at No. 50, Sun Road, Wangting Town, Xiangcheng District, Suzhou, Jiangsu Province, valued at approximately $0.8 million (RMB6.0 million), owned by the Company, and are guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and one of the VIE’s subsidiaries. The unpaid loan balance under the prior loan agreement was transferred to this new loan facility agreement according to the terms stated in the new agreement.

On June 15, 2023 and June 19, 2023, the Company drew down approximately $5.1 million (RMB37.0 million) and $2.1 million (RMB15.0 million) of loans under this new loan facility with an interest rate of 4.00% per annum, respectively.

On June 19, 2023, the Company drew down approximately $1.8 million (RMB13.0 million) of loans under this loan facility with an interest rate of 3.70% per annum respectively.

As of June 30, 2023, loan balance under such short-term loan facility was approximately $9.0 million (RMB65.0 million) and approximately $1.4 million (RMB 10.0 million) of the remaining credit line was available for the Company to withdraw.

On September 12, 2023, the Company drew down approximately $1.4 million (RMB10.0 million) of loan with an interest rate of 3.70% per annum.

Xiamen International Bank Co., Ltd. Fuzhou Branch

On August 11, 2021, the Company entered into a short-term loan facility agreement with Xiamen International Bank Co., Ltd. Fuzhou Branch pursuant to which a total facility of up to approximately $4.3 million (RMB30.0 million) was made available to the Company as a revolving loan facility for a three-year period (From August 13, 2021 to August 13, 2024). On August 19, 2021, the Company drew down approximately $4.3 million (RMB30.0 million) of loan at a fixed interest rate of 5.6% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company., the loan was fully repaid on August 9, 2022. On August 12, 2022, the Company drew down approximately $4.3 million (RMB30.0 million) of loan at a fixed interest rate of 5.6% per annum, On August 12, 2023, the Company fully repaid this loan.

As of June 30, 2023, loan balance under such short-term loan facility was approximately $4.3 million (RMB30.0 million).

On April 8, 2022, the Company entered into a short-term loan facility agreement with Xiamen International Bank Co., Ltd. Fuzhou Branch, pursuant to which a total facility of up to approximately $3.1 million (RMB20.0 million) was made available to the Company as a revolving loan facility for a two-year period from April 8, 2022 to April 8, 2024. On April 15, 2022, the Company drew down approximately $2.9 million (RMB20.0 million) of the loan at a fixed interest rate of 5.5% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. On April 15, 2023, the Company repaid approximately $2.9 million (RMB20.0 million) to the bank. On April 17, 2023, the Company drew down approximately $2.8 million (RMB20.0 million) of the loan at a fixed interest rate of 5.5% per annum.

As of June 30, 2023, loan balance under such short-term loan facility was approximately $2.8 million (RMB20 million).

Haixia Bank of Fujian Fuzhou Jin’an Branch

On April 2, 2021, the Company entered into a loan agreement with Haixia Bank of Fujian Fuzhou Jin’an Branch for a principal amount of approximately $1.5 million (RMB 10.0 million) at a fixed interest rate of 5.5% per annum. On December 14, 2021, the Company made early repayment of approximately $0.75 million (RMB5.0 million) to the bank. On March 28, 2022, the Company made repayment for the rest of the loan.

On June 16, 2022, the Company entered into a new short-term loan agreement with Haixia Bank of Fujian Fuzhou Jin’an Branch for a principal amount of approximately $1.4 million (RMB10.0 million) at a fixed interest rate of 5% per annum. The short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company and the VIE Shengfeng Logistic Group Co., Ltd. In addition, the short-term loan was further collateralized by 26 motor vehicles under one of the VIE’s subsidiaries, Fujian Shengfeng Logistic Co., Ltd. On March 27, 2023, the collateral was changed to 6 motor vehicles under Fuzhou Shengfeng Transportation Co., Ltd.. The Company received the loan proceeds on July 13, 2022 and fully repaid approximately $1.4 million (RMB10.0 million), subsequently, on July 7, 2023.

On September 26, 2023, the Company entered into a short-term facility agreement with Haixia Bank of Fujian Fuzhou Jin’an Branch, pursuant to which a total facility of up to approximately $1.4 million (RMB10.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from September 26, 2023 to September 26, 2024. The loan facility was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company and the VIE Shengfeng Logistic Group Co., Ltd. In addition, the loan facility was further collateralized by 6 motor vehicles under Fuzhou Shengfeng Transportation Co., Ltd. On September 27, 2023, the Company drew down approximately $1.4 million (RMB10.0 million) of the loan at a fixed interest rate of 4.0% per annum.

Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch

In November 2021, the Company entered into a short-term loan agreement with Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch for a principal amount of $1.5 million (RMB10.0 million) at a fixed interest rate of 5.50% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fujian Yunlian Shengfeng Industrial Co. Ltd. The loan has been repaid on November 1, 2022 in full.

After the repayment, the Company entered into a new short-term loan agreement with Fujian Fuzhou Rural Commercial Bank Co., Ltd. Yuefeng Branch on November 9, 2022 and drew down the loan on November 9, 2022 for the same amount of the original loan, with the same terms as the previous agreement and the new loan will be matured on November 8, 2023.

Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch

On September 17, 2021, the Company entered into a short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $1.5 million (RMB 10.0 million) at a fixed interest rate of 4.65% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Fuqing Shengfeng Logistics Co., Ltd. The loan has been early repaid on August 18, 2022. On August 19, 2022, the Company entered into a new short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for the same amount of the original loan, with the same terms as the previous agreement.

On February 19, 2023, the Company made repayment in full. On February 20, 2023, the Company entered into a new short-term loan agreement with Shanghai Pudong Development Bank Co., Ltd. Fuzhou Branch for the same amount of the original loan, with the same terms as the previous agreement and received the proceeds on the same date.

Industrial Bank Fuzhou Huqian Sub-Branch

On March 9, 2021, one of the VIE’s subsidiaries, Fuqing Shengfeng Logistics Co., Ltd., entered into a short-term loan facility agreement with Industrial Bank Fuzhou Huqian Sub-Branch pursuant to which a total facility of up to approximately $1.5 million (RMB10.0 million). On March 26, 2021, Fuqing Shengfeng Logistics Co., Ltd. drew down approximately $0.9 million (RMB6.0 million) of the loan at a fixed interest rate of 3.35% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE. On January 20, 2022, Fuqing Shengfeng Logistics Co., Ltd. made repayment in full.

On January 21, 2022, the Company drew down approximately $0.9 million (RMB6.0 million) of the loan at a fixed interest rate of 3.8% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE. The new loan matured on January 21, 2023 and was repaid in full on January 28, 2023.

On February 3, 2023, one of the VIE’s subsidiaries, Fuqing Shengfeng Logistics Co., Ltd., entered into a short-term loan facility agreement with Industrial Bank Fuzhou Huqian Sub-Branch pursuant to which a total facility of up to approximately $0.9 million (RMB6.0 million) with repayment date on January 18, 2024. On February 7, 2023, Fuqing Shengfeng Logistics Co., Ltd. drew down approximately $0.8 million (RMB6.0 million) of the loan at a fixed interest rate of 3.7% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE.

As of June 30, 2023, the loan balance under such short-term loan facility was approximately $0.8 million (RMB6.0 million).

Industrial Bank Fuzhou Branch

On March 10, 2021, the Company entered into a loan agreement Industrial Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $1.5 million (RMB10.0 million) at a fixed interest rate of 4.35% per annum. Approximately $1.4 million (RMB9.0 million) and $0.2 million (RMB1.0 million) were received on March 10, 2021 and March 12, 2021, respectively. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. The loan was scheduled to mature in one year from its date of origination. The loan was subsequently repaid in full on March 17, 2022.

On March 4, 2022, the Company entered into a short-term loan credit line agreement with Industrial Bank Co., Ltd. Fuzhou Branch for a principal amount of approximately $1.4 million (RMB10.0 million) at a fixed interest rate of 4.35% per annum for the period from March 4, 2022 to November 11, 2022, and the Company can withdraw from this credit line during the period. This short-term loan credit line was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company. Approximately $1.3 million (RMB9.0 million) and $0.1 million (RMB1.0 million) were received on March 17, 2022 and March 21, 2022, respectively. The loan was subsequently repaid in full on November 8, 2022. On November 9, 2022, the Company drew down approximately $1.4 million (RMB9.9 million) of loan at a fixed interest rate of 4.2% per annum, which will be matured on November 9, 2023.

As of June 30, 2023, loan balance under such short-term loan facility was approximately $1.4 million (RMB 9.9 million) and RMB 0.1 million of the remaining credit line was available for the Company to withdraw.

China Everbright Bank Co., Ltd Fuzhou Tongpan Branch

On January 19, 2022, Fuqing Shengfeng Logistics Co., Ltd. entered into a short-term loan agreement with China Everbright Bank Co., Ltd. Fuzhou Tongpan Branch for a term of one year in the principal amount of approximately $0.9 million (RMB6.0 million) at a fixed interest rate of 4.6% per annum. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE. The loan proceeds in the amount of approximately $0.9 million (RMB6.0 million) were received by the Company on January 19, 2022.

On January 9, 2023, the Company repaid approximately $0.9 million (RMB6.0 million) to the bank.

On January 9, 2023, Fuqing Shengfeng Logistics Co., Ltd. entered into a short-term loan agreement with Fuzhou Tongpan Branch of China Everbright Bank Co., Ltd. in the principal amount of approximately $0.8 million (RMB6 million) at a fixed interest rate of 4.1% per annum due on July 11, 2023. This short-term loan was guaranteed by Yongxu Liu, a shareholder, the CEO and Chairman of the Company, and Shengfeng Logistics, the VIE. The loan proceeds in the amount of approximately $0.8 million (RMB6.0 million) were received by the Company on January 9, 2023. Subsequently on July 7, 2023, Fuqing Shengfeng Logistics Co., Ltd. repaid approximately $0.8 million (RMB6.0 million) to the bank.

Guangxi Beibu Gulf Bank Nanning Branch

On January 17, 2023, one of the VIE’s subsidiaries, Shengfeng Logistics Guangxi Co., Ltd. entered into a short-term loan agreement with Guangxi Beibu Gulf Bank Nanning branch in the principal amount of approximately $0.7 (RMB5.0 million) at a fixed interest rate of 4.16% per annum due on July 14, 2023. This short- term loan was collateralized by a note receivable which amounted to approximately $0.7 (RMB5.3 million). On July 14, 2023, Shengfeng Logistics Guangxi Co., Ltd. fully repaid this loan.

For the six months ended June 30, 2023 and 2022, the interest expenses for the above short-term bank loans totaled approximately $0.8 million and $1.1 million, respectively.

As of June 30, 2023, the Company had an aggregate credit line of approximately $36.3 million (RMB262.0 million) and approximately $34.9 million (RMB251.9 million) was used.

8.	Leases

Operating leases as lessee

As of June 30, 2023 and December 31, 2022, the Company has operating leases recorded on its consolidated balance sheets for certain office spaces and warehouses that expire on various dates through 2032. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following tables shows ROU assets and lease liabilities, and the associated financial statement line items:

	As of June 30, 2023	As of December 31, 2022

Assets
Operating lease right-of-use assets, net	$21,130	$27,880

Liabilities
Operating lease liabilities, current	$7,382	$9,634
Operating lease liabilities, non-current	$13,401	$17,507

Weighted average remaining lease term (in years)	5.9	5.1
Weighted average discount rate (%)	5.82	5.78

Information related to operating lease activities during the six months ended June 30, 2023 and 2022 are as follows:

	Six months ended June 30,
	2023	2022

Operating lease right-of-use assets obtained in exchange for lease liabilities	$1,725	$3,396

Operating lease expense
Amortization of right-of-use assets	4,515	4,381
Interest of lease liabilities	694	859
Total	$5,209	$5,240

Maturities of lease liabilities were as follows:

Lease Liabilities

Twelve months ending June 30,
2024	$7,598
2025	5,314
2026	3,592
2027	1,841
2028	1,705
Thereafter	3,845
Total lease payments	23,895
Less: imputed interest	(3,112)
Total	$20,783

9.	Taxes

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The total impact of preferential tax rates amounted to approximately $0.5 million and $0.2 million for the six months ended June 30, 2023 and 2022, respectively and the impact to EPS is not significant for the six months ended June 30, 2023 and 2022.

Beijing Shengfeng Supply Chain Management Co., Ltd. and Guangdong Shengfeng Logistics Co., Ltd. were qualified as High and New Technology Enterprise (“HNTE”) and are eligible to enjoy a preferential tax rate of 15% from 2020 to 2022 to the extent they have taxable income under the Enterprise Income Tax (“EIT”) Law, as long as they maintain the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. The Company is renewing the HNTEs. Beijing Tianyushengfeng e-commerce Technology Co. Ltd. has been qualified as HNTE and is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the Enterprise Income Tax Law. Shengfeng Supply Chain Management Co. Ltd. is eligible to enjoy a preferential tax rate of 15% from 2020 to 2022 and further extended to 2025 to the extent it has taxable income under the Enterprise Income Tax (“EIT”) Law due to the local preferential tax policy.

Several VIE’s subsidiaries, including Chengdu Shengfeng Supply Chain Management Co., Ltd., Shengfeng Logistics (Liaoning) Co., Ltd., Sichuan Shengfeng Logistics Co., Ltd., Shengfeng Logistics (Guangxi) Co., Ltd., etc., are qualified as small and micro enterprises, thus the preferential effective tax rates of 2.5% to 5% are applied to these entities.

i)	The components of income before income taxes are as follows:

	Six months ended June 30,
	2023	2022

Non-PRC	$(252)	$-
PRC	8,124	2,826
Total	$7,872	$2,826

ii)	The components of the income tax provision are as follows:

	Six months ended June 30,
	2023	2022

Current	$709	$484
Deferred	700	(113)
Total	$1,409	$371

iii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
	2023	2022

PRC statutory income tax rate	25.0%	25.0%
Effect of preferential tax rates (1)	(5.7)%	(6.9)%
Eligible additional deduction	(2.9)%	(5.5)%
Impact of different tax rates in other jurisdictions	0.8%	-%
Non-taxable and exemptions	(0.5)%	-%
Permanent differences (2)	1.2%	0.5%
Effective income tax rate	17.9%	13.1%

(1)	Preferential tax rates for small and micro enterprises and high-tech entities.

(2)	Permanent differences mainly consisted of non-deductible meal and entertainment fees in PRC tax returns.

iv)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of June 30, 2023	As of December 31, 2022

Deferred tax assets:
Net operating losses carryforward	$1,573	$2,300
Allowance for doubtful accounts	793	874
Deferred income (a)	266	279
Intangible assets (b)	137	134
Subtotal	2,769	3,587
Less: valuation allowance	-	-
Deferred tax assets	$2,769	$3,587

(a)	Deferred income represents the assets related government subsidies, which will amortize on a straight-line basis within the useful life of related assets. The tax basis is recognized when the Company received the subsidies.

(b)	Intangible asset represents the amortization temporary difference of licensed software. Management uses 10 years useful life as the tax basis, which is different from the 5 years useful life in accounting basis.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of nil were provided for the Company’s certain subsidiaries with continuous losses as of June 30, 2023 and December 31, 2022. As of June 30, 2023 and December 31, 2022, there were approximately $6.6 million and $9.5 million net operating loss carryforwards in certain subsidiaries, respectively. The net operating tax loss carryforwards will expire from 2024 to 2028.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2023 and December 31, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interests and penalties tax for the six months ended June 30, 2023 and 2022.

(b)	Tax payable

Tax payable consisted of the following:

	As of June 30, 2023	As of December 31, 2022

Value-added tax payable	$2,487	$1,828
Income tax payable	568	185
Other taxes payable	147	194
Total	$3,202	$2,207

10.	Shareholders’ equity

Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands on July 16, 2020. The original authorized number of ordinary shares is 50,000 shares with par value of $1.00 per share. On December 18, 2020, the Company amended the Memorandum of Association to increase the authorized share capital to 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares and reduced the par value to $0.0001 per share.

On April 4, 2023, the Company completed its initial public offering (the “IPO”) of 2,400,000 Class A Ordinary Shares at a public offering price of $4.00 per share. The Company received aggregate gross proceeds of $9.6 million from the offering, before deducting underwriting discounts and other related expenses. Net proceeds amounted to approximately $8.5 million after deducting underwriting discounts and other related expenses. In connection with the IPO, the Company issued to Univest Securities, LLC, and its affiliates, as the representative of the underwriters, warrants that are exercisable for a period of one year after the effective date of the registration statement, entitling the holders of the warrants to purchase an aggregate of up to 144,000 Class A Ordinary Shares at a per share price of $4.46.

As of June 30, 2023 and December 31, 2022, 40,520,000 and 38,120,000 Class A Ordinary shares were issued and outstanding, respectively; 41,880,000 Class B Ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

Additional paid-in capital

On December 31, 2022, Suzhou Shengfeng, one of VIE subsidiaries declared a dividend of approximately $2.5 million based on the subsidiary’s performance up to October 31, 2022, of which approximately $0.3 million was paid to the non-controlling shareholders. For the year ended December 31, 2021, one of the non-controlling shareholders made capital contributions totaling approximately $3.4 million to the Company.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $4.0 million and $4.0 million as of June 30, 2023 and December 31, 2022, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Shengfeng WFOE, Shengfeng VIE and its subsidiaries (collectively the “Shengfeng PRC entities”) only out of retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Shengfeng PRC entities.

Shengfeng PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Shengfeng PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Shengfeng PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Shengfeng PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Shengfeng PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2023 and December 31, 2022, amounts restricted are the paid-in-capital and statutory reserve of Shengfeng PRC entities, which amounted to approximately $79.6 million and $79.6 million, respectively.

11.	Commitments and contingencies

(a)	Lease commitments

The Company’s commitment for minimum lease payments under the remaining operating leases as of June 30, 2023 is $2.7 million.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of June 30, 2023, the Company had various legal proceedings or disputes related to the customers, suppliers, labor contracts and traffic accidents, which were still pending court decisions. Approximately $1.0 million (RMB 7.1 million) was frozen in bank due to the pending lawsuits, which was included in restricted cash as of June 30, 2023. As of the date of this unaudited condensed consolidated financial statements, the above-mentioned amount is still frozen in bank and the other legal proceedings or disputes have no material impact on the Company’s business or financial performances.

12.	Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2023, through the issuance date of unaudited condensed consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to unaudited condensed consolidated financial statements.